AERCO LIMITED
                             Report to Noteholders
               All Amounts in US dollars unless otherwise stated


Month                           October-00
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            16-Oct-00
Current Calculation Date        10-Oct-00
Previous Payment Date           15-Sep-00
Previous Calculation Date       11-Sep-00

---------------------------------------------------------------------------------------------------
1. Account Activity Summary between Calculation Dates
---------------------------------------------------------------------------------------------------
                                     Prior           Deposits      Withdrawals      Balance on
                                    Balance                                        Calculation Date
                                   11-Sep-00                                        10-Oct-00
---------------------------------------------------------------------------------------------------
Expense Account                    7,386,042.27    1,320,982.74    (2,886,386.22)      5,820,638.79
Collection Account               102,079,129.43   26,644,954.85   (20,871,129.43)    107,852,954.85
Aircraft Purchase Account        359,658,818.00    3,862,328.00   (137,557,339.33)   225,963,806.67

 - Liquidity Reserve cash balance 81,208,000.00                                -      84,716,609.00
---------------------------------------------------------------------------------------------------
Total                            469,123,989.70   31,828,265.59   (161,314,854.98)   339,637,400.31
---------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                   359,658,818.00
Interest Income                                                  3,862,328.00
Aircraft Purchase Payments                                    (135,998,489.00)
Economic Swap Payments                                          (1,558,850.33)
------------------------------------------------------------------------------
Balance on current Calculation Date                            225,963,806.67
------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity
------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                     7,386,042.27
Transfer from Collection Account on previous Payment Date        1,282,061.57
Permitted Aircraft Accrual                                                  -
Interim Transfer from Collection Account                                    -
Transfers from Aircraft Purchase Account                                    -
Interest Income                                                     38,921.17
Balance on current Calculation Date
 - Payments on previous payment date                              (849,643.36)
 - Interim payments                                                         -
 - Other                                                        (2,036,742.86)
------------------------------------------------------------------------------
Balance on current Calculation Date                              5,820,638.79
------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                   102,079,129.43
Collections during period                                       26,644,954.85
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                      (1,100,152.54)
 - Permitted Aircraft Modifications                                         -
Net Swap payments on previous Payment Date                        (181,909.03)
Aggregate Note Payments on previous Payment Date               (19,589,067.86)
------------------------------------------------------------------------------
Balance on current Calculation Date                            107,852,954.85
------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                65,000,000.00
Cash Held
 - Security Deposits                                            19,716,609.00
                                                              ----------------
 Liquidity Reserve Amount                                       84,716,609.00
                                                              ----------------

                                 AERCO LIMITED
                             Report to Noteholders
               All Amounts in US dollars unless otherwise stated

--------------------------------------------------------------------------------
Current Payment Date                   16-Oct-00
Current Calculation Date               10-Oct-00
Previous Payment Date                  15-Sep-00
Previous Calculation Date              11-Sep-00

--------------------------------------------------------------------------------
Balance in Collection and Expense Account                        113,673,593.64
Liquidity Reserve Amount                                         (84,716,609.00)
                                                              ------------------
Available Collections                                             28,956,984.64
                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,597,753.33
(II) a)      Class A Interest but excluding Step-up                                                5,989,394.47
     b)      Swap Payments other than subordinated swap payments                                     292,238.52
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        993,515.74
(vi)         Class B Minimum principal payment                                                                -
(vii)        Class C Interest                                                                      1,174,443.15
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        638,579.32
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     54,716,609.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             362,126.14
(xiv)        Class C Scheduled principal                                                              49,253.01
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        9,576,127.26
(xix)        Class E Primary Interest                                                              2,283,553.69
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         113,673,593.64
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         84,716,609.00
                                                                                              ------------------
                                                                                                  28,956,984.64
                                                                                              ==================

--------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All Amounts in US dollars unless otherwise stated


Current Payment Date                 16-Oct-00
Current Calculation Date             10-Oct-00
Previous Payment Date                15-Sep-00
Previous Calculation Date            11-Sep-00
--------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
-------------------------------------------------------------------------------------------------
                                          Subclass      Subclass       Subclass         Total
Floating Rate Notes                         A-2           A-3            A-4           Class A
-------------------------------------------------------------------------------------------------
Applicable LIBOR                            6.62125%      6.62125%        6.62125%
Applicable Margin                            0.3200%       0.4600%         0.5200%
Applicable Interest Rate                    6.94125%      7.08125%        7.14125%
Day Count                                   Act/360       Act/360         Act/360
Actual Number of Days                            31            31              31
Interest Amount Payable                           -    3,445,224.83   1,375,088.67
Step-up Interest Amount Payable               NA            NA             NA
=================================================================================================
Total Interest Paid                    1,169,080.98    3,445,224.83   1,375,088.67   5,989,394.47
-------------------------------------------------------------------------------------------------

Expected Final Payment Date              15-Dec-05     15-Jun-02       15-May-11
Excess Amortisation Date                 17-Aug-98     15-Feb-06       15-Aug-00

-------------------------------------------------------------------------------------------------
Original Balance                     290,000,000.00  565,000,000.00 235,000,000.00
Opening Outstanding Principal
    Balance                          195,590,480.67  565,000,000.00 223,613,116.14 984,203,596.81
-------------------------------------------------------------------------------------------------
Extended Pool Factors                         79.05%         100.00%      100.00%
Pool Factors                                  71.16%         100.00%       95.20%
-------------------------------------------------------------------------------------------------
Minimum Principal Payment                         -             -               -              -
Scheduled Principal Payment                       -             -               -              -
Supplemental Principal Payment         4,467,994.43             -     5,108,132.83   9,576,127.26
-------------------------------------------------------------------------------------------------
Total Principal Distribution Amount    4,467,994.43             -     5,108,132.83   9,576,127.26
-------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                               -
- amount allocable to premium

-------------------------------------------------------------------------------------------------
Closing Outstanding Principal
   Balance                           191,122,486.24  565,000,000.00 218,504,983.31 974,627,469.55
-------------------------------------------------------------------------------------------------

                                       ----------------------------------------------------------------------------------------
                                         Subclass        Subclass        Total           Subclass     Subclass         Total
                                           B-1           B-2            Class B            C-1          C-2           Class C

                                       -----------------------------------------------------------------------------------------
Applicable LIBOR                            6.62125%      6.62125%                        6.62125%       6.62125%
Applicable Margin                            0.6000%       1.0500%                         1.3500%        2.0500%
Applicable Interest Rate                    7.22125%      7.67125%                        7.97125%       8.67125%
Day Count                                   Act/360       Act/360                         Act/360        Act/360
Actual Number of Days                            31            31                              31             31
Interest Amount Payable                  465,051.86    528,463.89                      577,164.23     597,278.92
Step-up Interest Amount Payable                NA            NA                              NA             NA
                                       =========================================------------------------------------------------
Total Interest Paid                      465,051.86    528,463.89       993,515.74       577,164.23   597,278.92    1,174,443.15
-------------------------------------  -----------------------------------------------------------------------------------------

Expected Final Payment Date               15-Jul-13     15-Jul-08                      15-Jul-13      15/6.08
Excess Amortisation Date                  17-Aug-98     15-Aug-00                      17-Aug-98    15-Aug-00
                                       -----------------------------------------------------------------------------------------
Original Balance                       85,000,000.00  80,000,000.00                 85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance  74,787,636.35  80,000,000.00 154,787,636.35  84,084,082.02  79,990,108.41  164,074,190.43
-------------------------------------  -------------============================------------------------------------------------
Extended Pool Factors                        94.80%         100.00%                         99.99%        100.00%
Pool Factors                                 89.64%          99.96%                         98.70%         99.94%
-------------------------------------  -------------  --------------------------------------------------------------------------
Minimum Principal Payment                         -               -             -               -             -               -
Scheduled Principal Payment              159,504.69      202,621.45     362,126.14      40,991.42       8,261.59       49,253.01
Supplemental Principal Payment                    -               -             -              -              -               -
-------------------------------------  -------------  --------------------------------------------------------------------------
Total Principal Distribution Amount      159,504.69      202,621.45     362,126.14      40,991.42       8,261.59       49,253.01
-------------------------------------  -----------------------------------------------------------------------------------------
Redemption Amount                                                                            -              -
- amount allocable to principal                                                              -              -
- amount allocable to premium                                                                -              -
------------------------------------- ------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance 74,628,131.66   79,797,378.55 154,425,510.21  84,043,090.60  79,981,846.82  164,024,937.42
------------------------------------- --------------------------------------------- --------------------------------------------


---------------------------------------------------
Fixed Rate Notes                          D-2
---------------------------------------------------
Applicable Interest Rate                  8.50000%
Day count                                 30 / 360
Number of Days                                  30
Interest Amount Payable                 638,579.32
---------------------------------------------------
Total Interest Paid                     638,579.32
---------------------------------------------------
Expected Final Payment Date              15-Mar-14
Excess Amortisation Date                 15-Jul-10
---------------------------------------------------
Original Balance                     100,000,000.00
Opening Outstanding Principal Balance88,556,375.00
---------------------------------------------------
Extended Pool Factors                      100.00%
Expected Pool Factors                      100.00%
---------------------------------------------------
Extended Amount                                  -
Expected Pool Factor Amount                      -
Surplus Amortisation
---------------------------------------------------
Total Principal Distribution Amount              -
---------------------------------------------------
Redemption Amount                                -
- amount allocable to principal                  -
                                     --------------
- amount allocable to premium                    -
---------------------------------------------------
Closing Outstanding Principal
  Balance                             88,556,375.00

                                 AERCO LIMITED
                             Report to Noteholders
               All Amounts in US dollars unless otherwise stated

---------------------------------------------------
Current Payment Date                      16-Oct-00
Current Calculation Date                  10-Oct-00
Previous Payment Date                     15-Sep-00
Previous Calculation Date                 11-Sep-00
--------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          16-Oct-00
End of Interest Accrual Period            15-Nov-00
Reference Date                             9-Nov-00

-----------------------------------------------------------------------------------------------------------
                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
-----------------------------------------------------------------------------------------------------------
Applicable LIBOR           6.62000%    6.62000%    6.62000%   6.62000%    6.62000%     6.62000%   6.62000%
Applicable Margin           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate    6.9400%     7.0800%     7.1400%    7.2200%     7.6700%      7.9700%    8.6700%
-----------------------------------------------------------------------------------------------------------

----------------------------------------------------
Fixed Rate Notes                            D-1
----------------------------------------------------
Actual Pool Factor                          100.00%
----------------------------------------------------

----------------------------------------------------------------------------
7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance    195,590.48  565,000.00  223,613.12  74,787.64   80,000.00    84,084.08  79,990.11
Total Principal Payments                   4,467.99           -    5,108.13     159.50      202.62        40.99       8.26
Closing Outstanding Principal Balance    191,122.49  565,000.00  218,504.98  74,628.13   79,797.38    84,043.09  79,981.85

Total Interest                             1,169.08    3,445.22    1,375.09     465.05      528.46       577.16     597.28
Total Premium                                0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------
Opening Outstanding Principal Balance     88,556.38
Total Principal Payments                          -
Closing Outstanding Principal Balance     88,556.38

Total Interest                               638.58
Total Premium                                     -
----------------------------------------------------